SIDLEY AUSTIN LLP

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AMERICA ● ASIA PACIFIC ● EUROPE

December 28, 2021

Via EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kathryn Jacobson; Robert Littlepage
Alexandra Barone; Joshua Shainess

Re:	TradeUP Global Corporation
Registration Statement on Form F-4
Filed December 3, 2021
File No. 333-260418

Ladies and Gentlemen:

On behalf of TradeUP Global Corporation, a Cayman Islands exempted company (the “Company”), set forth below are the responses of the Company, to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated December 17, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form F-4/A filed by the Company on December 3, 2021 (File No. 333-260418) (the “Registration Statement”).

For the convenience of the Staff’s review, the Company has set forth below the comments contained in the Comment Letter, followed by the Company’s responses. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Concurrently with this letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes revisions to the Registration Statement in response to the Staff’s comments thereto. The Company is also sending to the Staff’s attention for its convenience a copy of this letter, together with a marked copy of Amendment No. 2 showing changes to the Registration Statement.

U.S. Securities & Exchange Commission

December 28, 2021

Amendment No. 1 to Registration Statement on Form F-4

Cover Page

1.	We note your response to prior comment 1. Please expand the disclosure on the prospectus cover page to describe the legal and operational risks associated with acquiring a company that does business in China. Your cover page disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your cover page disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Response

In response to this comment, the Company has further expanded the disclosure on the prospectus cover page to describe the legal and operational risks associated with acquiring a company that does business in China, including making clear that such risks could result in a material change in the Company’s or the target company’s post-combination operations and/or the value of the Company ordinary shares or could significantly limit or completely hinder the Company’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The cover page disclosure addresses how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, has or may impact the Company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Summary, page 20

2.	We note your inclusion of a risk factor on page 88 in response to prior comment 5. In your prospectus summary, please also disclose each permission that SAI is required or may be required to obtain from Chinese authorities to operate and issue these securities to foreign investors. This section should also include disclosure as to whether SAI or its subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity, as well as any uncertainty regarding being subject to such requirements. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response

In response to this comment, the Company has revised the prospectus summary to disclose each permission that SAI is required or may be required to obtain from Chinese authorities to operate and issue these securities to foreign investors, including (i) disclosure as to whether SAI or its subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity, as well as any uncertainty regarding being subject to such requirements and (ii) express statements as to whether SAI has received all requisite permissions and whether any permissions have been denied. In addition, the prospectus summary has been revised to add to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

U.S. Securities & Exchange Commission

December 28, 2021

SAITECH Limited - Dividends and Distributions, page 21

3.	Please revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

Response

The Company acknowledges the Staff's comment and advises the Staff that it has revised (i) the prospectus summary on pages 22 and 23, (ii) the Summary of Risk Factors on page 43 and (iii) the Risk Factors section on pages 79-81 to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

4.	Please revise to disclose SAI’s capital contribution to Sustainable, which is described on the prospectus cover page.

Response

In response to this comment, the Company has added disclosure on page 21 regarding capital contribution to Sustainable.

Summary of Risk Factors, page 40

5.	Please revise your summary of risk factors to specifically acknowledge risks that any actions by the Chinese government to exert more oversight and control over foreign investment in companies with substantial operations in China could significantly limit or completely hinder its ability to offer or continue to offer securities to investors and cause the value of such securities to “significantly decline or be worthless.” In addition, please include a risk factor on these same risks.

Response

In response to this comment, the Company has added disclosure on page 43 in the summary of risk factors to specifically acknowledge risks that any actions by the Chinese government to exert more oversight and control over foreign investment in companies with substantial operations in China could significantly limit or completely hinder the Company’s ability to offer or continue to offer securities to investors and cause the value of such securities to “significantly decline or be worthless.” The Company has also expanded its “Risk Factors – Risks Related to Doing Business in China” on pages 86 and 87 to include this same risk.

Proposal 1 - The Business Combination Proposal

Unaudited Projected Financial Information of SAI, page 140

6.	We note your responses to prior comments 18 and 19 regarding your financial projections. Please revise to provide greater specificity concerning the assumptions about growth rates and financial projections through 2026, including explaining how the assumptions relate to the projected financial information. Also, disclose any specific factors or contingencies that might prevent such growth from ultimately materializing.

Response

In response to this comment, the Company has revised disclosure on pages 140-143 to provide greater specificity concerning certain assumptions about growth rates and financial projections through 2026, and added certain disclosures regarding specific factors or contingencies that might prevent such growth from ultimately materializing.

U.S. Securities & Exchange Commission

December 28, 2021

7.	We note that your response to comment 20 acknowledges the company’s obligations under Item 10(b)(3)(iii) of Regulation S-K. To avoid confusion, please revise your disclosure of the disclaimer on page 140. Such disclosure appears inconsistent with your response in that it disclaims any obligation to update, revise, or reconcile the projections even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on page 141 of Amendment No. 2 to provide clarifying disclosure in response to the Staff’s comment.

Permitted Purchases of Our Securities, page 182

8.	We note your response to comment 27, but are unable to agree with your conclusion that purchases of Class A shares by the Sponsor, directors, officers, or any of their affiliates in privately negotiated transactions or in the open market before completion of the business combination would be permissible under Rule 14e-5 of the Exchange Act. Notwithstanding your representation that such purchases may be made “other than in a tender offer,” these purchases would take place during TradeUP’s offer to redeem, whereby public shareholders may redeem their Class A ordinary shares. Please revise or advise.

Response

The Company acknowledges the Staff’s comment and advises the Staff that, based on its discussions with the Staff and consistent with the Staff’s no-action relief in Blue Wolf Mongolia Holdings Corp. (Apr. 16, 2013) and Prime Acquisition Corp. (Mar. 28, 2013), the Company respectfully acknowledges the Staff’s position that the right of the public shareholders to elect to have their public shares then held by them redeemed for cash at the applicable redemption price per share (the “Redemption Right”) in connection with the Business Combination constitutes a tender offer under the federal securities laws. As a result, the Company further acknowledges the Staff’s position with respect to the applicability of Regulation 14E and Exchange Act Rule 14e-5 to the Redemption Right.

In response to the foregoing comment, the Company has deleted certain prior disclosures on pages 17, 93, and 182 of Amendment No. 2 in response to the Staff’s comment.

U.S. Securities & Exchange Commission

December 28, 2021

SAI’s Business

Business Overview, page 202

9.	We note your response to prior comment 29. Please revise to provide greater specificity as to the factual basis for the claims in your Forms 425 regarding your ESG initiatives and commitment to carbon neutrality.

Response

In response to the foregoing comment, the Company has revised pages 208-212 to provide greater specificity as to the factual basis for the claims in the Company’s Forms 425 regarding SAI’s ESG initiatives and commitment to carbon neutrality.

TradeUP Global Corporation

Notes to Condensed Financial Statements

Note 10 - Revision of Prior Period Financial Statement, page F-34

10.	We note your conclusion pursuant to FASB ASC Topic 250, Accounting Changes and Error Corrections and SEC Staff Accounting Bulletin 99, “Materiality” (“SAB 99”) that the erroneous misclassification of redeemable shares in permanent equity was not material. Please make clear what factors you considered to overcome the quantitatively material error in the shareholders’ equity/ deficit of the financial statements. So that we may better understand your rationale, please provide us your materiality analysis.

Response

In response to the foregoing comment, the Company has filed amendments to its Form 10-Q as of and for the period ended June 30, 2021 and its Form 8-K filed on May 7, 2021 including its audited balance sheet dated May 3, 2021.

SAITECH

Notes to Unaudited Condensed Consolidated Financial Statements

Redeemable Preferred Shares, page F-78

11.	We reissue prior comment 34. For greater transparency, please disclose the total number of preferred shares authorized for issuance and provide a roll-forward depicting changes in the number of redeemable preferred shares issued for each interim period presented. Further disclose the nature of changes in the corresponding dollar amounts reported.

Response

In response to the foregoing comment, the SAI financial statements have been revised on pages F-59 and F-78 to disclose the total number of SAI redeemable preferred shares authorized for issuance and provide a roll-forward depicting changes in the number of SAI redeemable preferred shares issued for each interim period presented, as well as to further disclose the nature of changes in the corresponding dollar amounts reported.

U.S. Securities & Exchange Commission

December 28, 2021

12.	We note your response to comment 35. In classifying the warrant agreement as mezzanine equity, tell us how the warrant may be deemed indexed to the company’s stock, notwithstanding that the warrant’s exercise price is denominated in a currency (US Dollar) which is other than your functional currency (RMB). Refer to ASC 815-40-15-7I and the implementation guidance for that Sub-topic in paragraphs 55-36 and 55-44.

Response

The Company acknowledges the Staff's comment and advises the Staff that it has revised its disclosures on Note 2 of the SAI’s Notes to Financial Statements on page F-72 of Amendment No. 2 to address the Staff's comment.

The Company acknowledges the Staff's comment and advises the Staff that these investors already invested into SAI’s PRC operating entity in equivalent RMB, as part of the contemplated plan to go public, these investor will change such equity interest they hold in the SAI’s PRC operating entity to the equity interest in SAITECH Limited. The purpose of the warrant was to facilitate the investors’ needs to complete the Overseas Domestic Investment (“ODI”) , procedures , where SAI’s PRC operating entity refunds investments previously made to the investors who then exchange into equivalent US dollar amount and inject in SAITECH Limited, a Cayman Island company, in order to comply with relative PRC laws and regulations before they can directly hold equity interest in SAI, so that the warrant agreement was signed as an intermediary arrangement as commitment letter for them to be able to hold preferred shares of SAI before completion of the ODI procedures. And the relevant preferred shares of SAI were issued to these investors upon completion of their ODI procedures, with the exercise price paid to acquire shares in the Cayman Island . The warrant does not meet the definition of a financial instrument as defined in ASC 480-10-20, however, it does fall under the freestanding contract under ASC 815-40-20 and meets the criteria under ASC 815-40-15-7 as indexed to SAI’s own stock, except for the requirement of functional currency stated in ASC 815-40-15-7I.

SAI issued warrants through its ultimate parent holding company located in the Cayman Islands, whose functional current is US dollar. Although ASC 830-10-45-3 to ASC 830-10-45-6 provides some instruction to determine an entity’s functional currency, there is no explicit guidance in ASC 830 to address the determination of functional currency of the ultimate parent holding company directly. SAI considered the “top-down” approach is appropriate where the functional currency should be assessed on the basis of the ultimate parent holding company’s activities. In this context, the ultimate parent holding company generally does not carry out any substantive business operations; rather, its main purpose is to hold the investments in the wholly-owned operating entities and earn a return through dividends to be received from those entities. Further, the ultimate parent holding company, in addition to serving as a listing vehicle, is generally responsible for financing and raising capital in US dollar, as well as paying dividends to its own investors in US dollar. These activities may be considered relevant to assessing economic factors in the determination of the functional currency. That is, “the financing indicator” in ASC 830-10-55-5(e) may be considered the most relevant indicator that leads management to conclude that US dollar would be the appropriate functional currency of the ultimate parent holding company.

The warrant exercise price is denominated in US dollars. Historically the SAI’s principal country of operations is the PRC. The PRC subsidiaries used the local currency, RMB, as the functional currency. On April 22, 2021, the reorganization of the Group has led to the establishment of the ultimate parent holding company which is located in Cayman Islands, and whose its functional currency is US dollar. Furthermore, subsequent to June 30, 2021 with SAI moving its crypto mining related business to overseas subsidiaries in Singapore and The Republic of Kazakhstan, SAI’s functional currency has been changed to US dollar. Base on the above discussion, the warrant exercise price is denominated in the ultimate holding company’s functional currency, and should be deemed as indexed to SAI’s own stock.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (713) 495-4500.

Very truly yours,

/s/ David C. Buck
David C. Buck

cc:	Lei Huang, TradeUP Global Corporation
Michael J. Blankenship, Winston & Strawn LLP